CHINA LIBERAL EDUCATION HOLDINGS LIMITED

Via EDGAR

Ms. Jenna Hough

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

May 24, 2024

Re:	China Liberal Education Holdings Limited
Registration Statement on Form F-1 (File No. 333-279370)
Filed May 13, 2024

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, China Liberal Education Holdings Limited hereby requests acceleration of effectiveness of the above referenced Registration Statement, so that it will become effective at 4:30 p.m. ET on June 3, 2023, or as soon as thereafter practicable.

Very truly yours,

/s/ Ngai Ngai Lam
Name:	Ngai Ngai Lam
Title:	Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC